UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2019 Third Quarter Preliminary Operating Results

On October 24, 2019, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2019. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2019	2Q 2019	% Change Increase (Decrease) (Q to Q)	3Q 2018	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	13,011,650	12,590,237	3.35	9,411,867	38.08
	Cumulative	37,939,219	24,927,569	—	30,995,866	22.40
Net operating profit	Specified Quarter	1,248,190	1,310,158	(4.73)	1,328,192	(6.02)
	Cumulative	3,717,597	2,469,407	—	3,879,348	(4.17)
Profit before income tax	Specified Quarter	1,260,147	1,358,805	(7.26)	1,328,874	(5.17)
	Cumulative	3,784,895	2,524,748	—	3,975,398	(4.79)
Profit for the period	Specified Quarter	940,685	991,467	(5.12)	953,973	(1.39)
	Cumulative	2,778,082	1,837,397	—	2,869,159	(3.17)
Profit attributable to shareholders of the parent company	Specified Quarter	940,284	991,192	(5.14)	953,769	(1.41)
	Cumulative	2,777,128	1,836,844	—	2,868,752	(3.19)

Note:

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2019	2Q 2019	% Change Increase (Decrease) (Q to Q)	3Q 2018	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	6,499,949	6,164,051	5.45	3,816,865	70.30
	Cumulative	17,972,928	11,472,979	—	13,283,870	35.30
Net operating profit	Specified Quarter	963,936	981,851	(1.82)	983,092	(1.95)
	Cumulative	2,721,351	1,757,415	—	2,695,201	0.97
Profit before income tax	Specified Quarter	958,682	989,171	(3.08)	991,892	(3.35)
	Cumulative	2,724,436	1,765,754	—	2,832,268	(3.81)
Profit for the period	Specified Quarter	701,612	732,296	(4.19)	725,918	(3.35)
	Cumulative	2,006,721	1,305,109	—	2,079,251	(3.49)
Profit attributable to shareholders of the parent company	Specified Quarter	701,612	732,296	(4.19)	725,918	(3.35)
	Cumulative	2,006,721	1,305,109	—	2,079,251	(3.49)

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		3Q 2019	2Q 2019	% Change Increase (Decrease) (Q to Q)	3Q 2018	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,952,316	2,013,692	(3.05)	1,443,097	35.29
	Cumulative	6,478,467	4,526,151	—	4,884,551	32.63
Net operating profit (loss)	Specified Quarter	75,625	100,517	(24.76)	83,080	(8.97)
	Cumulative	293,838	218,214	—	298,395	(1.53)
Profit (Loss) before income tax	Specified Quarter	84,883	127,769	(33.57)	88,759	(4.37)
	Cumulative	334,535	249,651	—	307,264	8.88
Profit (Loss) for the period	Specified Quarter	61,438	93,126	(34.03)	60,838	0.99
	Cumulative	241,840	180,402	—	219,802	10.03
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	61,433	93,120	(34.03)	60,835	0.98
	Cumulative	241,828	180,395	—	219,795	10.02

Note:

1) Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2019 third quarter earnings conference, which are based on KB Financial Group’s consolidated financial statements.

2) “Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 24, 2019	By:	/s/ Ki-Hwan Kim
(Signature)
	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer